Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-6003

Federal Signal Corporation 401(K) Retirement Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation

1415 West 22nd Street, Suite 1100

Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION

401(K) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois

June 25, 2012

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value:
Vanguard Wellington Fund	$16,835,926	$16,816,646
Vanguard Explorer Fund	8,743,390	9,004,310
Vanguard 500 Index Fund	21,393,734	21,176,395
Vanguard PRIMECAP Fund	30,431,027	32,246,199
Vanguard Retirement Savings Trust	45,520,332	43,059,643
Federal Signal Stock Fund	6,439,228	9,721,108
Vanguard International Growth Fund	5,720,228	6,583,249
Vanguard Total Bond Market Index Fund	8,796,629	7,538,182
Vanguard Small-Cap Value Index Fund	2,830,966	3,081,222
Vanguard Windsor II Fund	3,062,124	3,143,972
Vanguard Prime Money Market Fund	168,061	330,607
Vanguard Target Retirement 2005 Fund	203,149	142,413
Vanguard Target Retirement 2010 Fund	1,073,088	1,120,591
Vanguard Target Retirement 2015 Fund	2,457,528	2,254,770
Vanguard Target Retirement 2020 Fund	3,621,845	2,876,708
Vanguard Target Retirement 2025 Fund	3,881,818	3,243,779
Vanguard Target Retirement 2030 Fund	3,219,330	2,481,867
Vanguard Target Retirement 2035 Fund	2,515,687	1,934,407
Vanguard Target Retirement 2040 Fund	2,106,661	1,753,133
Vanguard Target Retirement 2045 Fund	1,670,184	1,241,356
Vanguard Target Retirement 2050 Fund	736,121	517,553
Vanguard Target Retirement 2055 Fund	44,110	—
Vanguard Target Retirement Income	790,494	600,159

	172,261,660	170,868,269

Notes receivable from participants	3,544,408	3,345,693

	175,806,068	174,213,962

Receivables:
Employer contributions	60,938	69,177
Participants’ contributions	74,215	86,096

	135,153	155,273

Net assets reflecting all investments at fair value	175,941,221	174,369,235

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,103,477)	(1,695,607)

NET ASSETS AVAILABLE FOR BENEFITS	$173,837,744	$172,673,628

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010
ADDITIONS (REDUCTIONS)
Net appreciation (depreciation) in fair value of mutual funds	$(3,628,111)	$11,877,202
Net appreciation (depreciation) in fair value of common stock	(3,746,199)	1,290,829
Transfer of assets from plan mergers	—	2,472,270
Interest and dividends	4,761,396	4,006,054
Other additions	17,475	—

	(2,595,439)	19,646,355

Contributions:
Employer	7,046,199	6,114,773
Participants	9,485,494	8,999,409

	16,531,693	15,114,182

TOTAL ADDITIONS	13,936,254	34,760,537

DEDUCTIONS
Benefits paid to participants	(12,719,683)	(14,662,386)
Administrative expenses	(52,455)	(50,871)

TOTAL DEDUCTIONS	(12,772,138)	(14,713,257)

NET INCREASE	1,164,116	20,047,280

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	172,673,628	152,626,348

End of year	$173,837,744	$172,673,628

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan

The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General—The Plan is a defined contribution plan covering a majority of the U.S. employees of Federal Signal Corporation and subsidiaries (the “Company”). Effective January 1, 2007, employees are immediately eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan following 90 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the “Prototype Plan”). The Plan was amended and restated as of January 1, 2010, and submitted to the Internal Revenue Service (“IRS”) for requalification on January 27, 2011. The Plan is sponsored by the Company.

Contributions—Most participants can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan at 2% of pretax annual compensation, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan.

Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service.

The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

Participant accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of investment management fees, administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan (continued)

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.

Investment options—Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.

Notes receivable from participants—Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.

Payment of benefits—Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

Forfeited accounts—As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $168,069 and $324,062, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Also, during the years ended December 31, 2011 and 2010, employer contributions were reduced by $0 and $189,997, respectively, from forfeited nonvested accounts.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies

Basis of accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

New accounting pronouncements—

Fair value disclosures—In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820, Fair Value Measurement and Disclosures (ASC 820), to clarify certain existing fair value disclosures and require certain additional disclosures. This guidance requires information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements and is effective for fiscal years beginning after December 15, 2010. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Fair value measurements—In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies (continued)

Investment valuation and income recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end.

The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus uninvested cash portion). As of December 31, 2011, 3,302,168 units were outstanding with a value of $1.95 per unit. As of December 31, 2010, 2,991,110 units were outstanding with a value of $3.25 per unit.

Notes receivable from participants—Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Concentration of credit risk—The Plan provides for various investment fund options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Accounting method—Security transactions are accounted for on the date securities are purchased or sold (trade date). In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value or (c) a combination of both occurs. Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies (continued)

Unit values—Individual participant accounts for the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of benefits—Benefits are recorded when paid.

Fees—Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

(3)	Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011	2010
Vanguard Wellington Fund	$16,835,926	$16,816,646
Vanguard Explorer Fund	8,743,390	9,004,310
Vanguard 500 Index Fund	21,393,734	21,176,395
Vanguard PRIMECAP Fund	30,431,027	32,246,199
Vanguard Retirement Savings Trust Vanguard Total Bond Market Index Fund	45,520,332 8,796,629	43,059,643 *
Federal Signal Stock Fund	*	9,721,108

*	Not applicable, investment is below five percent.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2011	2010
Mutual funds	$(87,875)	$14,694,267
Common/collective trust	1,221,159	1,188,800
Company stock fund	(3,746,199)	1,291,018

	$(2,612,915)	$17,174,085

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements

FASB ASC 820 (formerly SFAS No. 157), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2011 and 2010.

Mutual funds—Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Federal Signal Corporation common stock fund—Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.

Common/collective trust—Valued at the net asset value, based on quoted market value of the underlying assets, of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements (continued)

The following table lists the fair values of investments as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market	$168,061	$—	$—	$168,061
Growth funds	47,956,769	—	—	47,956,769
Balanced funds	38,365,447	—	—	38,365,447
Index funds	33,021,329	—	—	33,021,329
Income funds	790,494	—	—	790,494

Total mutual funds	120,302,100	—	—	120,302,100
Federal Signal Stock Fund	—	6,439,228	—	6,439,228
Common/collective trust	1,803,625	43,713,775	2,932	45,520,332

Total assets at fair value	$122,105,725	$50,153,003	$2,932	$172,261,660

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Common/ Collective Trust
Balance as of January 1, 2011	$7,106
Contract term	(3,540)
Change in unrealized depreciation	(634)

Balance as of December 31, 2011	$2,932

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	Fair value measurements (continued)

The following table lists the fair values of investments as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market	$330,607	$—	$—	$330,607
Growth funds	50,977,730	—	—	50,977,730
Balanced funds	34,383,223	—	—	34,383,223
Index funds	31,795,799	—	—	31,795,799
Income funds	600,159	—	—	600,159

Total mutual funds	118,087,518	—	—	118,087,518
Federal Signal Stock Fund	—	9,721,108	—	9,721,108
Common/collective trust	1,179,893	41,872,644	7,106	43,059,643
Notes receivable from participants	—	—	3,345,693	3,345,693

Total assets at fair value	$119,267,411	$51,593,752	$3,352,799	$174,213,962

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

	Notes Receivable From Participants	Common/ Collective Trust	Total
Balance as of January 1, 2010	$3,145,148	$14,688	$3,159,836
Interest and dividends	—	(4,686)	(4,686)
Changes in unrealized depreciation	—	(2,896)	(2,896)
Issuances, repayments and settlements, net	200,545	—	200,545

Balance as of December 31, 2010	$3,345,693	$7,106	$3,352,799

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Common/collective trust

The Vanguard Retirement Savings Trust is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The Vanguard Retirement Savings Trust is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Vanguard Retirement Savings Trust’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Vanguard Retirement Savings Trust invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

(6)	Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $52,455 and $62,000 were paid during the years ended December 31, 2011 and 2010, respectively, by the Company.

Certain plan investments are shares of mutual funds managed by the trustee/custodian of the Plan. Fees paid by the Plan for the investment management and record-keeping services amounted to $50,000 and $48,086 for the years ended December 31, 2011 and 2010, respectively.

(7)	Tax status

The IRS issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code (“IRC”). The IRS issued a favorable determination letter dated April 1, 2003, which states that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended and restated as of January 1, 2010 (as a single employer plan), and submitted to the IRS for requalification on January 27, 2011. The plan administrator believes the Plan complies with and has been administered in compliance with the applicable requirements of the IRC.

(8)	Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(9)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010, to Form 5500:

	$000,000,000	$000,000,000
	2011	2010
Net assets available for benefits per the financial statements	$173,837,744	$172,673,628

Adjustment for fully benefit-responsive investment contract	2,103,477	1,695,607

Net assets available for benefits per Schedule H of the Form 5500	$175,941,221	$174,369,235

The following is a reconciliation of net increase per the financial statements for the years ended December 31, 2011 and 2010, to Form 5500:

	$000,000,000	$000,000,000
	2011	2010
Net increase per the financial statements	$1,164,116	$20,047,280

Net adjustment for fully benefit-responsive investment contracts	407,870	762,042

Net increase per Schedule H of the Form 5500	$1,571,986	$20,809,322

(10)	Plan mergers and acquisitions

Sirit Inc. (“Sirit”), a wholly owned subsidiary of the Company, was acquired on March 5, 2010. Effective April 1, 2010, all eligible employees of Sirit began participating in the Plan. Prior to the acquisition, Sirit maintained the Sirit Corp. 401(k) Plan that was terminated on March 4, 2010. Employees employed on the date of the acquisition were given the option to roll over their loans to the Plan.

VESystems, LLC (“VESystems”), a wholly owned subsidiary of the Company acquired on March 3, 2010, maintains the VESystems 401(k) Plan and Trust. The VESystems plan was merged into the Plan on October 1, 2010. On the date of the transfer, the net assets of the VESystems Plan were valued at $2,472,270.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(11)	Subsequent events

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.

On June 21, 2012, the Company announced that it has signed a definitive agreement to sell its Federal Signal Technologies, LLC (“FSTech”) business to 3M Company, which may result in a partial plan termination. The transaction is subject to closing conditions and regulatory approvals and is expected to be completed in the second half of 2012.

SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

	EIN: 36-1063330 Plan Number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Wellington Fund	Registered investment company	(1)	$16,835,926
*	Vanguard Explorer Fund	Registered investment company	(1)	8,743,390
*	Vanguard 500 Index Fund	Registered investment company	(1)	21,393,734
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	30,431,027
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	45,520,332
*	Federal Signal Stock Fund	Common stock fund	(1)	6,439,228
*	Vanguard International Growth Fund	Registered investment company	(1)	5,720,228
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	8,796,629
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	2,830,966
*	Vanguard Windsor II Fund	Registered investment company	(1)	3,062,124
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	168,061
*	Vanguard Target Retirement 2005 Fund	Registered investment company	(1)	203,149
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,073,088
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	2,457,528

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	$3,621,845
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	3,881,818
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	3,219,330
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	2,515,687
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	2,106,661
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	1,670,184
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	736,121
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	44,110
*	Vanguard Target Retirement Income	Registered investment company	(1)	790,494
*	Notes receivable from participants	Interest at rates from 4.25% to 10.5%	—	3,544,408

				$175,806,068

*	Party-in-interest as defined by ERISA
(1)	Cost information is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2012

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

By:	/s/ Paul Wittig
Paul Wittig
Benefits Administrative Committee

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Corporate Counsel
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
13.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM